SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company



PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares



 1. Name of Company

    Prudential plc

 2. Name of shareholder having a major interest:

    FMR Corp and Fidelity International Limited (FIL)

 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Non beneficial interest. FMR Corp and Fidelity International Limited hold all shares attributed to them solely for investment purposes.

 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    FMR Corp and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

 5. Number of shares/amount of stock acquired:

    N/A

 6. Percentage of issued class:

    N/A

 7. Number of shares/amount of stock disposed:

    See additional information

 8. Percentage of issued class:

    See additional information

 9. Class of security:

    Ordinary shares of 5p each

10. Date of transaction:

    23 January 2006

11. Date company informed:

    23 January 2006

12. Total holding following this notification:

    Not known

13. Total percentage holding of issued class following this notification:

    Not known

14. Additional Information:


        Fidelity International informed the Company on 23 January 2006 that it no longer had a disclosable interest in the ordinary shares of Prudential plc.



        Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principle place of business is in the United States of America.



                                     -ENDS-



Contact name for Enquiries

Trish Standaloft

020 7548 3807

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 January 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson

                                              Susan Henderson
                                              Deputy Group Secretary